March 6, 2015

Evolent Health, Inc.

Confidential Draft Registration Statement on Form S-1

CIK No. 0001628908

Dear Ms. Gowetski:

Evolent Health, Inc. (the “Company”) has confidentially submitted today to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Amendment No. 2”) to its Confidential Draft Registration Statement on Form S-1 (CIK No. 0001628908) (the “Registration Statement”). This letter, together with Amendment No. 2, sets forth the Company’s response to the comments contained in your letter dated February 26, 2015 (the “Comment Letter”), relating to the Registration Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 2 of the requested disclosure or revised disclosure.

Four clean copies of Amendment No. 2 and four copies that are marked to show changes from Amendment No. 1 to the Registration Statement are enclosed for your convenience. Page references in the Company’s responses are to pages in the marked copy of Amendment No. 2.

General

1.	We note your response to our prior comment 1. Please enhance your disclosure to include a statement, if true, that the financial statements of Evolent Health, Inc. have been omitted because the entity has no operations and nominal assets.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages ii and 77 of Amendment No. 2.

Prospectus Summary, page 1

2.	We note your response to comment 5 of our letter dated January 21, 2015. We continue to believe that you should include more detailed descriptions of the specific risks associated with this offering and your business in the summary to more fully balance the discussion of your competitive strengths and growth opportunities, including, without limitation, quantifying the aggregate portion of revenue from your largest customers, the significant upfront costs with your contracts and your net losses. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 6, 10, 20, 21, 76, 94 and 102 of Amendment No. 2.

Company Overview, page 1

3.	We note your response to comment 6 of our letter dated January 21, 2015. We note your disclosure on page 2 that you have nine contracts representing “$650 million in future total contract value.” Please balance this disclosure, as applicable, with the anticipated upfront costs associated with these contracts. In addition, please clarify, if true, whether the contracts can be terminated without penalty and that this revenue is not guaranteed.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 2, 6, 10, 21, 75, 94, 102 and 105 of Amendment No. 2.

The Reorganization of Our Corporate Structure, page 50

4.	We note the revised disclosure on page 54 that certain distributions could be non-pro rata if Evolent Health LLC does not have sufficient cash to make the distributions on a pro rata basis. Please revise to more specifically describe how distributions would be made if Evolent Health LLC does not have sufficient cash.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 53 of Amendment No. 2.

Partner relationships, page 109

5.	We note your response to comment 10 of our letter dated January 21, 2015. Please provide more detailed disclosure regarding the material contract terms that may impact your operations, such as any specific geographic and time limits related to the exclusivity and right of first refusal clauses. In addition, please provide more detailed disclosure regarding the services you provide, how you determine the rates and termination fee, the notice period applicable to termination and whether there are any restrictions on your or your partners ability to terminate a contract, including whether you have a right to rectify any issues.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 105 and 106 of Amendment No. 2.

Management, page 115

6.	We note your response to comment 17 of our letter dated January 21, 2015. Please revise the description of Mr. McGrane to identify him as your principal accounting officer.

In response to the Staff’s comment, the Company notes that it has named Cynthia Cann as the Company’s Chief Accounting Officer and principal accounting officer. Accordingly, the Company has revised the disclosure appearing on pages 111 and 112 of Amendment No. 2.

Financial Statements

General

7.	Please update your financial statements and financial information in an amended filing on Form S-1 in accordance with Rule 3-01 of Regulation S-X.

In response to the Staff’s comment, the Company has updated its financial statements and financial information in Amendment No. 2 in accordance with Rule 3-01 of Regulation S-X. The Company respectfully notes that in accordance with the rules and regulations of the SEC, The Advisory Board Company filed the audited 2014 financial statements of the Company in its Transition Report on Form 10-K with the SEC on March 4, 2015.

Revision of Prior Period Amounts, pages F-7 to F-8

8.	We have reviewed your response to our prior comment 21. We may have further comment once we have reviewed your updated financial statements for the year ended December 31, 2014.

The Company acknowledges the Staff’s comment and will await further comment.

Reorganization, page F-39

9.	We have considered your response to our prior comment 24. Please provide us with a more detailed description of the participating rights granted to TPG as part of the reorganization. In your response, please explain to us how you determined these rights were substantive in accordance with ASC Topic 810-10-25-13.

In connection with investment in Evolent Health LLC by TPG Eagle Holdings, L.P. (“TPG”), TPG was given certain rights to participate directly in the management decisions of Evolent Health LLC. The most significant rights granted to TPG as part of the reorganization are as follows:

•	the right to approve the hiring, termination or change in compensation of senior management; and

•	the right to approve the annual budget of Evolent Health LLC.

The rights are listed as substantive participating rights in ASC Topic 810-10-25-11, which indicates that the shareholder with a majority voting ownership (Evolent Health Holdings, Inc.) has overcome the presumption of control of the investee (Evolent Health LLC).

In order to further consider whether the participating rights noted above are substantive, the Company considered the guidance set forth in ASC Topic 810-10-25-13 as follows:

•	Consideration shall be given to situations in which a majority shareholder owns such a significant portion of the investee that the noncontrolling shareholder has a small economic interest. As the disparity between the ownership interest of majority and noncontrolling shareholders increases, the rights of the noncontrolling shareholder are presumptively more likely to be protective rights and shall raise the level of skepticism about the substance of the right. Similarly, although a majority owner is presumed to control an investee, the level of skepticism about such ability shall increase as the investor’s economic interest in the investee decreases.

Subsequent to the Series B transaction, TPG was not determined to hold a small economic interest. TPG owns approximately 32% of the economic interest of Evolent Health LLC. Additionally, Evolent Health Holdings, Inc. owns approximately 57% of the economic interest of Evolent Health LLC. As such, there is not significant disparity between the ownership interests, and this disparity does not create skepticism about the substance of the rights discussed above. Accordingly, this factor indicates the participating rights are substantive.

•	The corporate governance arrangements shall be considered to determine at what level decisions are made—at the shareholder level or at the board level—and the rights at each level also shall be considered. In all situations, any matters that can be put to a vote of the shareholders shall be considered to determine if other investors, individually or in the aggregate, have substantive participating rights by virtue of their ability to vote on matters submitted to a shareholder vote.

TPG controls 32% of the voting interest of Evolent Health LLC and holds two Board seats, representing 29% of the Board. As a 75% majority vote, including a Board representative of TPG, is required related to the participating right to approve the annual budget, this factor indicates the participating rights are substantive.

•	Relationships between the majority and noncontrolling shareholders (other than investment in the common investee) that are of a related-party nature, as defined in Topic 850, shall be considered in determining if the participating rights of the noncontrolling shareholder are substantive. For example, if the noncontrolling shareholder in an investee is a member of the immediate family of the majority shareholder of the investee, then the rights of the noncontrolling shareholder likely would not overcome the presumption of consolidation by the investor with a majority voting interest in its investee.

None of the related-party relationships defined in Topic 850 exists. Therefore, this factor indicates the participating rights are substantive.

•	Certain noncontrolling rights may deal with operating or capital decisions that are not significant to the ordinary course of business of the investee. Noncontrolling rights related to items that are not considered significant for directing and carrying out the activities of the investee’s business are not substantive participating rights and would not overcome the presumption of consolidation by the investor with a majority voting interest in its investee. Examples of such noncontrolling rights relate to decisions about location of investee headquarters, name of investee, selection of auditors, and selection of accounting principles for purposes of separate reporting of investee operations.

While these factors above are also included in the master investor rights agreement, the substantive participating rights defined in ASC Topic 810-10-25-11 exist. Accordingly, this factor indicates the participating rights are substantive.

•	Certain noncontrolling rights may provide for the noncontrolling shareholder to participate in significant decisions that would be expected to be made in certain business activities in the ordinary course of business; however, the existence of such noncontrolling rights shall not overcome the presumption that the majority shall consolidate, if it is remote that the event or transaction that requires noncontrolling shareholder approval will occur.

As noted above, the selection of management and approval of budgets are deemed to be significant decisions in which TPG is allowed to participate. Accordingly, this factor indicates the participating rights are substantive.

•

An owner of a majority voting interest who has a contractual right to buy out the interest of the noncontrolling shareholder in the investee for fair value or less shall consider the feasibility of exercising that contractual right when determining if the participating rights of the noncontrolling shareholder are substantive. If such a buyout is prudent, feasible, and substantially within the control of the majority owner, the majority owner’s contractual right to buy out the noncontrolling owner demonstrates that the participating right of the noncontrolling shareholder is not a substantive right. The existence of such call options negate the participating rights of the noncontrolling shareholder to veto an action of the majority shareholder, rather than create an additional ownership interest for that majority shareholder. It would not be prudent, feasible, and substantially within the control of the majority owner to buy out the noncontrolling shareholder if, for example, the noncontrolling shareholder controls technology that is critical to the investee or the noncontrolling shareholder is the principal source of funding for the investee

The majority voting interest does not have a contractual call right to purchase TPG’s equity. Accordingly, this factor indicates the participating rights are substantive.

As a result of the participating rights granted and the analysis above, the Company believes that the participating rights granted to TPG in connection with its investment in the Company were substantive.

Please contact me at (212) 474-1131 with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ William V. Fogg

William V. Fogg

Jennifer Gowetski
Senior Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Encl.

Copy w/encl. to:

Stacie Gorman
Howard Efron
Robert Telewicz
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Jonathan Weinberg
General Counsel
Evolent Health, Inc.
800 N. Glebe Road, Suite 500
Arlington, Virginia 22203

BY EDGAR; FED EX